SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s presentation to financial analysts regarding the launch of NExT program.

NEXT

June 29, 2005

Disclaimer

This presentation contains forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced NexT program, as well as the FT 2005 plan, including the TOP LINE and TOP programs, and France Telecom’s other strategic initiatives based on the integrated operator model as well as financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in the annual report filed on Form 20-F with the U.S. Securities and Exchange Commission on May 16, 2005. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

June 29th Investor’s day

A new phase for France Telecom

INTRODUCTION

PART A: Strategic assessment

Success of Ambition 2005

Changes to come, challenges and opportunities, our main assumptions

Why integration is best

PART B: NExT : A New Experience in Telecom services

NExT principles

Key objectives for the whole group

Delivering NExT’s revenue growth initiatives

PART C: NExT’s operational and financial objectives

How NExT translates into KPI objectives

The next phase of TOP

Financial objectives

CONCLUSION

Success of Ambition 2005

FT Ambition 2005: a recovery in financial balance

€72.2bn* Net Debt / EBITDA: 4.8x

2002

EUR 15Bn FCF generation

EUR 15Bn Capital Increase

€43.9bn Net Debt / EBITDA: 2.4x

2004

Dividend Policy resumed earlier than expected

Credit rating improved**

*: Net Debt + Equant CVR and Kulczyck Put/ **:S&Ps from BBB- to A-, Moodys from BAA1 to A3 and Fitch from BBB+ to A- .

All figures in French Gaap

Commitment to reduce net debt by EUR30bn* achieved

FT Ambition 2005: a recovery in top line growth

+2.9% in pro-forma revenue

2002

Sustained mobile and broadband growth

Fixed Line inflexion point reached

+4.1% in pro-forma revenue

2004

Top line growth enhanced

All figures in French Gaap

FT Ambition 2005: a recovery in operational performance

31.9%

2002

€7.5bn

2002

Strong increase in profitability (EBITDA margin)

EBITDA-Capex -nearly doubled

38.7%

2004

€13.1bn

2004

Untapped operational performance revealed, success of first Wave of TOP program

All figures in French Gaap

FT Ambition 2005: a recovery in innovation potential

First success of France Telecom innovation to cash strategy

Dec 2003: ‘MaLigne tv’

Business Everywhere June 2004

June 2004: VoIP & unlimited PSTN

Nov. 2004: Fixed & mobile video-telephony 2005: TV on mobile

February 2003: WIFI

Sept 2003: “Livebox”

FT nominated by Forrester as the most innovative Telco for 2004

FT Ambition 2005: Paving the way for the integrated operator

February 05 Equant Minorities Buy-out

February 04 Wanadoo Minorities Buy-out

September 03 Orange Minorities Buy-out

Dec 02 June 05

Building the structure of the integrated group

Integrated management

Setting the bases for integrated IT&N and Customer facing program

Integrated services building blocks developed

Disposals to rationalize activities portfolio

FT today: strong momentum in fast growing markets

Over 126 m clients worldwide

Over 64 m mobile customers

Over 6 m Broadband customers

Over 340,000 Business Everywhere end users 134,000 IP-VPN access

Focus on customer base investment preparing for future growth

France Telecom today: strong improvement of organic cash generation

€7.8bn*

2004

€6.5bn*

2003

€1.1bn*

2002

* Cash Flow excluding Equant CVR payment and excluding Disposals and Minorities buy out (Kulczyck put not included)

All figures in French Gaap

2005 targets confirmed

Pro forma revenue growth between + 3 and + 5%

EBITDA over EUR 18.5bn

Capex to sales ratio high end of 10 to 12% range

Net debt to EBITDA ratio below 2.5

All figures in IFRS

2003-2005: value creation

Stock price up over 40% since Ambition 2005 announcement

Dividend re-installed

Strong and sustainable free cash flow generation

Financial rebalancing and debt ratings improvements

FT business model is leading the way

Changes to come

Broadband & IP everywhere

Rate (bps)

Fiber (FTTx) 10 to 100 Mb & >100Mb

Wireless Local Loop 1 to 60 Mb

VDSL 20 to 50 Mb

Wifi 11 to 54 Mb

ADSL 2 10 to 25 Mb

ADSL 0.5 to 8 Mb

Cable modem 1 to 4 Mb

ISDN 64-128 kb

PSTN 56 kb

GPRS 50 kb

HSDPA 14 Mb

UMTS 1 to 3 Mb

EDGE 200 kb

In mobilty

Fixed usage

2000 2003 2005 2007

Technological options proliferating

Source: Idate

A new context for customers

Abundance of players

Abundance of technologies

Abundance of multimedia services

From a customer acquisition policy to a retention & value strategy

Challenges

Voice commoditisation?

VoIP

Price pressure on mobile

Unlimited Offers

A challenge to the traditional voice business model

Aggressive new entrants on each market

Telecom industry under pressure

Unregulated players

Internet players

MSN, Yahoo, Google, AOL… have a strong interest in the Telecom industry

Industrials players

Nokia, Philips, Cisco

Regulated players

MVNO

Increased competition on mobile networks

Fixed operators

Increased competition on fixed networks, ULL and development of low-cost operators

New competitors, new business models, new customer facings strategy

Opportunities

Untapped potential

Elasticity remains for voice: the US mobile example

Evolution of mobile traffic and ARPU in the US

Minutes/month

600 500 400 300 200 100 0

$/month

70 60 50 40 30 20 10 0

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Traffic

ARPU

Source: FCC & CTIA

New usage patterns

Customisation & services needs

Growing role of content and entertainment

Communication suite versus plain voice

Multiplay and “all you can eat” offers

Our main assumptions

Telecom markets

Growth to continue, especially in developing countries

Fixed and mobile communication market CAGR 2005E-2008E

ROW Poland Other Central & Eastern Europe Spain France USA Italy UK -1.1% Japan -1.5% Germany

6.9% 6.6% 5.1% 3.2% 2.7% 1.9% 1.6% 1.1%

Source: Idate

Broadband expansion in Europe

Gradual move to NGN

Towards more than 60% level for retail Broadband Penetration in main European countries* by 2008

More than 35m data UMTS subscribers in main European countries* by 2008

Over 20m VoIP residential customers in main European countries* by 2008

TVDSL subscribers x4 between 2005 and 2008

Between 2004 and 2008 :

Music market nearly x3

Games market x6

Source: Idate, CSFB, Jupiter Research

* France, Germany, Italy,, Spain UK

Trends in regulation

European regulatory convergence

Pragmatic approach on integrated & innovative products

Stabilized model in France

Visibility on LLU prices, Subscription fee, Mobile termination rate

Limited impact of naked DSL

MVNO model clarified

Why integration is best

User friendly interfaces and portals

Unified “look & feel”

Faster and better adoption of new communication tools

Easier implementation of customisation options

Spurs content usage

Key enabler for multi-play

Design your own device

Provide the best device to each customer segment

Best customer experience through unified customer facing function and networks

Single customer support

One stop shop for communication tools support and customisation

Consistent approach for multi-play offers

Seamless customer experience

Network agnostic

Use the best network or technology for communication suite

Allows the best content delivery in each situation

Allows more abundant usage and capacity optimisation

Better flexibility to serve customers

Price packaging flexibility

Seamless communication suite offers more pricing options

More choice or simplicity for customer

Trans-networks price packages possible for content access

A key support for multi-play offers

End to end control

Allow best implementation of seamless communication tools

Easier implementation of customisation options

Better DRM control for content

Easier implementation of multi-play offers

More value creation

Embed value added services

Much more than packaged offers

Leverage knowledge of customer to drive revenue growth

Better knowledge of full usage pattern to offer better service segmented approach to convergent offers

Drive churn reduction

Loyalty points program to boost structurally lower churn

Built-in convergence to drive costs down

Networks natively convergent will support value creation

N E x T

A new experience in telecom services

NExT in a nutshell

“Telecommunication Everywhere” Clients communicate, We manage the networks

Major initiative for multi access portal Build an integrated customer experience

Integrated communication suite and devices

Integrated offers

Seamless approach of IT&N

New branding policy

“Contents Everywhere” & Life services Enrich the experience

Develop TV, music and games entertainment on all platforms.

Develop a full range of Services for everyday life

Pick selected exclusivity

Aggregate & distribute all major digital contents

Leverage on group innovation and customer base

“Business Everywhere” Leader on the Enterprise market

Build a major European and global player for enterprises clients

Leverage our expertise on IPVPN to provide all set of IP multimedia communication services

Grow ICT* revenues in critical applications & transform group know-how expertise

“Services Everywhere” Best in class customer care

Differentiate through customer care & professional services

“A vos cotés, aujourd’hui et demain” and “With you, all the way” : supporting a new client promise for residential

“Nous serons là” / “We will be there” for Enterprises

Becoming the leading telecom services company in Europe

*: ICT: Information and Communication Technologies

The NExT customer experience (1)

Integrated & seamless experience

Integrated portal is the best one stop shop

Orange-FT signature devices are user friendly

Orange-FT offer attractive and simple community plans

Orange-FT offer simple integrated communication features (consumer & business)

“Life services” are making my “real life” easier

“Business Everywhere is Multimedia”

Integration for simplicity, versatility and customer satisfaction

Integration is a plus for some clients but at no expense for the others

The NExT customer experience (2)

Entertainment & other

The most comprehensive & versatile entertainment platform

Simple and clear billing

The most trusted content provider

A rising player in e-commerce intermediation

Services

Best in class customer support, QoS and self-care

On site services are generating additional loyalty

Provide ICT services for business customers

Design, build and operate critical business applications

Integration for simplicity, versatility and customer satisfaction

The NExT business model

Toward a new business model for revenue streams

Flat fee for access to NExT services

Flat fees for the plain telecom suite and basic content offering

Specific features, customized options

Premium content access

“Support or on site” services

Life services

Pay per use, flat fee or shared revenues, license fees and advertising

A progressive change from current business model

The NExT transformation path

Adapting to clients needs for growth

New branding policy

Toward a country based approach

Developing convergent offers

Services “charter”

Enter adjacent territories

Leverage on services on all customer segments

Differentiate in contents

New business models including Low cost & MVNO

Develop ICT services

Building the communication services factory

Integrated Customer facing function

Integrated innovation & marketing

Unified IT&N

Leveraging on partnerships, innovation and people

NExT :

Key objectives

NExT ‘s objectives for 2008

Every reporting segment supports…

… clear targets for 2008

Home Grow the business Into 2008

Over 12m BB clients

Overall revenues increase 2008 vs 2005

Personal Sustained profitable growth

More than 85m clients in 2008

Over 6% 05-08 CAGR revenues growth

Slight improvement on margins

Enterprise transform and affirm leadership

Slight decrease in 2008 revenues vs 2005

ICT services revenues CAGR around 15%

Supporting the case for 3 to 5% pro forma revenue growth revenues trend and sustained free cash flow generation

The NExT use of cash policy

Debt Maintaining targets and discipline

Continue debt reduction into 2008

Debt / EBITDA ratio below 2 before end 2008

Dividend Sharing value of Cash generation

Grow dividend Distribution toward Sector benchmarks

Proposed 2005 dividend at EUR1 per share

2006-2008 dividend per share evolution to take into account organic FCF growth & sector benchmark

Growth

Pick selected growth opportunities

Any expansion to be consistent with FT debt targets

No impact on distribution potential

All stakeholders to benefit from NExT

N E x T :

Delivering revenue growth initiatives

The NExT roadmap to success

Delivering the best communication services for our clients

Branding Converged offers Portal Devices Contents New services Support services Partnerships

Orange is selected as FT international brand to support mobile, broadband and multiplay offers

Orange is selected for all enterprise business

In incumbent countries : pragmatic approach with legacy brands and Orange

Launch of family talk

Launch of Homezone

Business Everywhere Multimedia and Business Talk

Launch a multi-access portal including full seamless communication suite

Develop a full range including convergent & IP phones

Grow on music, games & TV, sport and film distribution and develop seamless content usage

First initiatives launched from today

Enlarging our addressable market through innovation

Develop “on site” (maintenance or installation services)

Migration to ToIP for business

Reinforce our model with key partners

Branding: research findings

Brand architecture should be clarified and simplified to support the integrated operator model

In France, Poland and other countries where we are incumbents, the strong relationship between legacy brands and the customers will be sustained in the long term

Orange has more potential (stretching) than any of our other brands

For enterprise business, a single brand approach could be implemented globally

Branding: decisions and objectives

In incumbent countries we will deploy a pragmatic approach leveraging both legacy brands and Orange

Orange is selected as France Telecom international brand to support mobile, broadband and multi-play offers where applicable

Orange is selected for all Enterprise businesses

New architecture to be fully deployed by end of 06 Economics:

Upfront cost circa EUR 200m before end 2006

Cumulated impact neutral end 2007

Savings for 2008 and onwards circa EUR 200m on a full year basis

First converged offers from FT

Different needs

Different FT/Orange solutions

Fixed and Mobile Voice

“Family Talk”

Mobile + Broadband

“Mobile and Connected”

Full convergence

“Home Zone”

Convergence for Enterprise

Business Everywhere Multimedia, Business Talk

Strong appeal for high users segments

Family Talk

The family members phone lines are included in a Closed User Group:

1 fixed line PSTN

Up to 3 Orange mobiles

All post-paid bundles

€39* Promotional offer: €29

Each line, both fixed and mobile get unlimited calls to other members

Launched in June 05

New versions to come

*: Price for 1 fixed line and 1 – 3 mobile lines (same price regardless if 1, 2 or 3 lines included)

A convergent closed user group paid by the head of family

Mobile & Connected

Address fixed-line substituted customers packaging mobile, naked ADSL and convergent services

Broadband Internet + Mobile

Converged services (email, IM, SMS, Photo album)

Mobile contract offer

Naked ADSL offer

Launch expected H1 2006

« Home Zone »

A full converged offer for fixed-line, mobile and Internet with one single device

Access fixed and mobile messages from a single number

Attractive tariffs at home whatever the device is used

Connection of mobile devices to DSL to benefit from flat rate and high speed

Easy-to-use and seamless communication tools accross PC and mobile

Launch expected H106

Business Everywhere Multimedia

Extend Business Everywhere to PDA

Enrich Business Everywhere with push mail, unified messaging, IM, VoIP, Visio, softphone

Business Talk

An integrated fixed-mobile voice offer as a first step

Integration of VoIP environment

Optimization of telecommunication costs

Simplification of telephony management

One single number

Unified voice messaging

Converged offers: Objectives

June 2005 2006 2008

Family Talk

Business Talk

Home Zone (France & Belgium)

Mobile & Connected (France, Belgium, NL)

Business Everywhere Multimedia extension

And others

Objectives for 2008

Between 5% to 10% of total group revenues for all offers

Portal

Deploy a fully converged portal with an integrated communication services suite

Optimised for all devices on any network Single sign-on Same “look & feel” Same customer interface

Fully adaptable for non-converged clients

A better proposition for third parties and suppliers

A major move for integration bringing together mobile broadband and the internet

Portal

Seamless use is an option, mono play usage remains

Communication suite: LiveCom

The first Communication suite integrating voice, video-telephony and instant messaging on pcs, mobile and Visio-phones.

Specific skins including Customization and webcam return

Customization

Webcam return

Portal: objective

2005 2006

June 05: Livecom launch in France

Portal launch in the UK

End of 06: Portal group wide / Livecom extended

Objective for 2008

Portal available for 100% of the European base

A key enabler to improve operational performance

Devices

Develop a strong base for our clients’ experience Signature device strategy to expand

Launch of Signature in Poland Livephone (IP-phone) project launch

Toward a continuous offer range between pure fixed and mobile devices Improve segmentation approach to devices design and distribution

Devices: objectives for 2008

30% of mobile base for signature devices in 2008

Over 60% of new sales with signature mobile devices end 2007

2m IP-phones end 2008

Content

Become a leading distributor of digital content Dual objective for content strategy

Support and enhance value of access Content to spur broadband usage

Develop stand-alone profitable new business models Address all clients to gain a share of value

Content strategy to be focused on aggregation and partnerships.

Develop selected exclusivity

Leverage on billing and DRM control

Allow secure and seamless use of content across networks and devices

Develop ecosystem for client self produced content

Content: objective for 2008

Become a major player for on-line games

Launch TV over DSL in the UK, Spain, the Netherlands and Poland before mid 2006

Over 1m subscribers in France

2008

Objective for 2008

Over EUR 400m direct paid content revenues in 2008

Become one of the first digital content delivery platform in the future

New services

Communication

Infotainment

Customers

Everyday life

New services : communication

Consumers

Mail on the move My mail on the move pushed on my handset (Orange Mail) (2005)

Dynamic address book Simplified address book to choose always the best way to reach somebody

Business

Business Livebox Enabler for IP communication services including security, voice (fixed-mobile), data, Internet mobile, video (inc. Telesurveillance and electronic banking service)

Business Everywhere Multimedia Multi-access Enterprise Services allowing to connect to intranet and internet whatever the network

Extension to PDA in 05-06

New services : infotainment

Photo transfer Send photos from mobile to your favourite photoblog

Live music Wireless music transmission from PC to Hifi sound system through Livebox transmission. Allow for access to music downloaded on the PC and IP radios

Music everywhere Enabling FT clients to access ringtones, full length music tracks and music videos either through their internet access or to their Orange mobiles, or their TV set or their fixed phones across all FT territories.

Partnership with Warner to develop innovative services and investigate new business model

Football 100% French first league offer

TV Live on Mobile With UMTS/EDGE/DVBH Roll out in every European country from 2005-2007

Video on demand The most comprehensive and complete streaming video offer with exclusive rights on sport (French Premier League/Chelsea/Tour de France), cinema (Star Wars) and music (2005)

New services : Every day life

Live zoom Wifi camera for home monitoring connected to the Livebox

Access from remote PC or mobile

Live Tele surveillance Associated home surveillance service in partnership with EPS

Local search on mobile I’m able to localize closest points of interest (Gas station, wifi hot spots, Orange dealers), find map and directions, have information on traffic and parking zone and click to call

Home care Visio based service to help senior to remain at home

Support services

Initiative focused on people intensive services

Leverage on productivity gains to create new activities

For residential, assist our customers to use devices connected to our network

For Business segment, help migrate towards ToIP and provide integrated critical business applications linked with the network.

ToIP audit

Needs & usage assessment

Migration management

Objective for 2008

Over EUR400m revenues by 2008 (over +50% vs 2004)

A new promise: “A vos cotés, aujourd’hui et demain”, “ We will be there”

Partnerships

M@Home (Ericsson) A convergent OnePhone service: “When I am in my Homezone, there is no difference between my mobile phone and my fixed line and I take advantage of the home ADSL high speed data transmission”

Planning : Test in a pilot zone near Paris in H205.

VideoLyra (Thomson) A communicating portable multimedia player with a Wifi connection, an Internet Browser and access to e-mail from the Livebox or any hotspot.

Planning : Launch expected for Christmas

Microsoft Wide ranging partnership

Fixed & mobile convergent smartphone

Adding interactive services to IP TV

Planning : first results in early 2006

The NExT operational & financial objectives

ADSL Broadband roll-out & objectives for 2008

Livebox®: At the heart of the Home broadband strategy

Not simply a VoIP and TV over ADSL enabler, or an Internet Wi-Fi router but also photo, Music, Home watching, directory management, etc.

Network Connectivity

In-House Networking

Content and services

ADSL Broadband roll-out & objectives for 2008

Livebox®: At the heart of the Home broadband strategy

Over 4m livebox

>3.5m in France

Over 8m Livebox

6m in France

3m multiplay* clients

Over 7m multiplay* clients

2006

2008

Position FT as the European leader in Home networking and multi-play offers

* At least dual play

Mobile Broadband roll-out & objectives for 2008

EDGE deployed to provide a richer experience to as many customers as possible UMTS deployed across footprint to compete in key areas (large cities), address high value segments and satisfy regulatory constraints

Orange mass-market launches

3G launches

UK France

Switzerland Belgium

Slovakia Netherlands Poland

Romania

2004

2005

2006

EDGE launches

Romania

Slovakia Poland

France

Belgium

Mobile Broadband* roll-out & objectives for 2008

1.5m in the UK

4m Mob BB

Cust.

2m in France

>5m in the UK

>12m mob BB Cust.

>6m in France

*: UMTS & EDGE

2006

2008

Develop ROW markets:

objectives for 2008

On mobile footprint: organic growth of our ROW operations

Personal ROW EBITDA CAGR close to 10% for 2005-2008 cc. 22m clients

>28m clients

>33m clients

2005 2006 2008

Enterprise: roll-out & objectives for 2008

Expand “business everywhere” success over the footprint Extend our footprint in Europe in the SME market Leverage on the new Orange branding Develop more services (ICT services) towards existing customers

Become a clear leader on the enterprise market

Enterprise: roll-out & objectives for 2008

Over EUR 2bn revenues in ICT services by ‘08,

Over 30% of total enterprise revenues

And over EUR 800m revenues in outsourcing by ‘08

x2.5 vs 2005 base

Over 1 000,000 Business Everywhere customers by 2008

X2.5 vs 2005 base

Strong move toward services, change of business model

A new phase for TOP program

Resources optimisation for 2006-2008

Sourcing and support functions :cumulated gain over EUR2bn General expenses : from 5% to 4.5% of sales WCR : EUR500m additional gain

Support key transformation initiatives to build an integrated factory

Innovation & marketing IT&N

Customer facing program Support functions

Optimise integration of each geography

Supporting resources optimisation but also group transformation, TOP program now fully embedded in FT model

One FT IT & Network (1)

One unified group structure for IT&N management End to end service supervision Fixed-mobile common elements in each countries

Group Capex to sales (including IT&N Capex) to remain around 12%

Technology, sourcing and integration gains

Pragmatic NGN and fiber development

Better cost effectiveness and ability to deliver best service

Objective for 2008

Network opex savings representing up to 2pp of EBITDA margin

One FT IT & Network (2)

Shared Information System

Critical subset to be controlled

Service Platforms

Control Layer

IP Backbone

Transmission Network

Metropolitan Domestic International

Customer Access Network

Aggregation Network

Core/Backbone networks

No need to own everything for end to end control

Customer Facing : an integrated customer relation

A multi channel strategy, operational by end 2006 per country

Integrated processes and organizations by end 2007 per country

One-CRM for mass market and for business customers by 2008 with major steps by end 2006

Improve QoS in France up to 85%* by 2008

Launch loyalty programs to control SRC & SAC

Objective for 2008

20% of contact with self-care

A key integrated operator asset

*: % of satisfied or very satisfied customers

One marketing and innovation

Build a group product factory and an exploration center Focus on convergent projects Improve time to market

Objective for 2008

Up to 2% revenues for R&D and innovation(ow 15% for exploration)

Keeping the innovation edge, boosting integration

Optimise integration in each geography

UK to be the first major geography with full integration potential from 2006

Single brand for consumer and business Converged networks and customer care Multi access portal

UK: A first case for integration

Unique Multi-access portal

Unique Brand

2006

2008

1.7m broadband DSL clients >5m mobile UMTS broadband clients Stabilise churn despite increased competition

Key differentiator for converged clients

France: objectives for 2008

Home

Broadband retail market share increase through innovation over 6m broadband internet customers for FT

2008 overall retail ARPU equal or over 2005

Personal

Maintain revenue market share around current level Over 23.5m customers 30% of contract base broadband mobile Grow data ARPU around 8% per year

Financial objectives

Home 2005—2008

Revenues EBITDA margin

Slight growth Almost stable

ADSL internet subscribers (in m)

4.8 > 7 9.5 > 11 > 12

2004 2005 2006 2007 2008

France International Poland

Personal 2005—2008

Revenues EBITDA margin

Over 6% CAGR Slightly improving

BB mobile customers in m cc. 0.8

4

>12

2005 2006 2008

Enterprise 2005—2008

Revenues EBITDA margin

Slightly decreasing Decreasing

€Bn

CAGR: + 15%

1.4

2.2

2005

2008

ICT Services

Group objectives & guidance

Pro forma revenue growth between +3 and +5% 06-08

Objective of EBITDA growth slightly above revenue growth

Capex to sales around 12%

Use of cash

The NExT use of cash policy

Debt Maintaining targets and discipline

Dividend Sharing value of Cash generation

Growth

Continue debt reduction into 2008

Net debt to EBITDA ratio below 2

Net debt to EBITDA ratio below 2.5 end 2005 confirmed

The NExT use of cash policy

Debt Maintaining targets and discipline

Dividend Sharing value of Cash generation

Growth

Grow dividend Distribution toward Sector benchmarks

EUR 1 per share proposed* for 2005

2006-2008 dividend per share increase to take into account organic free cash flow evolution and sector benchmarks

Major buy backs not envisaged currently

FT is converging toward sector benchmarks

*Subject to Board of Directors decision and shareholers meeting approval

The NExT use of cash policy

Debt Maintaining targets and discipline

Dividend Sharing value of Cash generation

Growth

Pick selected growth opportunities

Minority buy-back: no more “unavoidable” moves

External growth Consistent with NExT’s strategy

Enhance growth profile

FCF per share is the main criteria

Consistent with debt targets

No negative impact on dividend policy

Disposals: achieve portfolio optimisation

CONCLUSION

12 key objectives for NExT

Develop a wide range of Every day life services Convergent offers 5% to 10% of group revenues in 2008 Grow people intensive services rev. by over 50% by ‘08 Slight decrease of revenues for enterprise with over 30% in ICT services

Achieve re-branding by the end of 2006 Over 30% mobile signature devices by 2008 Operate convergent portal & communication suite by ‘06 Over EUR400m in direct pay content by 2008

EUR 2bn cumulated gain on sourcing & support functions 20% of contact with self-care Unified IT&N from ‘06 and up to 2 margin point gain Boost Innovation with 2% of revenues on R&D

CONCLUSION

2005 objectives confirmed

Dividend and use of cash policy clarified

Major growth & transformation initiatives for the NExT phase

Developing new services to change everyday life and extract value out of new market opportunities

Aggressive broadband roll-out to support new services take up Acceleration of group transformation for best efficiency Sustained growth, margin and free cash flow generation thank you

Back up slides

European broadband indicators ‘08

Towards more than 60% level for retail Broadband Penetration* in main European countries

37m UMTS data services subscribers in Western Europe** by 2008

36.5% 67.0% 25.6% 52.6% 36.8% 63.8% 34.9% 65.2% 32.6% 70.0%

Spain Germany France UK Italy

2005E 2006E 2007E 2008E

m of subscribers

11 18 26 37

2005E 2006E 2007E 2008E

UMTS networks subscribers

Source: Idate

*: ADSL & Cable / Number of households

**: 15 ECC + Switzerland + Norway

European networks trends 2008

Peak commercial DSL bandwidth at 100mb in VDSL2 Slow development of fiber Gradual move to NGN

In France :

7Mb on copper for 65% lines

NGN gradually starting from late 2007 early 2008 Mobile broadband coverage at 98% in 2008

VOIP

20.2m VoIP residential customers in Western Europe by 2008*

Market forecasts for VoIP in Western Europe

100% 80%

60% 40%

20% 0%

2003 2006E 2010E 2015E 2020E

Total market VoIP penetration

Residential broadband penetration

Source: Idate

Stronger impact expected in France

*Germany, Spain, Italy, France, UK

DSL TV in Europe by 2008

Revenue opportunity for TVoDSL in Europe

TV over DSL subscribers 2005—2008

1.5

3.0

4.6

6.2

0

2005E 2006E 2007E 2008E

Subs (m)

Source : CSFB

*: 15 ECC

On-line entertainment

Fixed & mobile On-line gaming and Music downloading revenues in Europe

(EUR bn)

Western Europe* PC & Mobile Gaming and Music revenues

0.1 0.6 0.2 1.3 0.1 0.7 1.2

3

PC Games Mobile Games PC Music Mobile Music

2004

2008

Source: Jupiter Research—2005

*: 15 ECC + Switzerland and Norway

Major changes on the Enterprise market

European ICT addressable outsourcing services** (€bn)

30

38

2005E 2008E

*: Western Europe Poland + MNC ROW

Source:PAC (Pierre Audouin Conseil)

Change in customer-supplier relations, towards more services

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 29, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information